OMB APPROVAL
UNITED STATES	OMB NUMBER: 3235-0080 Expires: February 28, 2009 Estimated average burden hours per response. . . . . . .1.00
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number     001-07935

INTERNATIONAL RECTIFIER CORPORATION
NYSE Arca, Inc.
(formerly Pacific Stock Exchange)

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

233 KANSAS STREET, EL SEGUNDO, CA 90245 310-726-8000

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

common stock, par value $1.00

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐ 17 CFR 240.12d2-2(a)(1)

☐ 17 CFR 240.12d2-2(a)(2)

☐ 17 CFR 240.12d2-2(a)(3)

☐ 17 CFR 240.12d2-2(a)(4)

☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange. (1)

☒ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, international rectifier corporation (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

February 23, 2007	By:	/s/ Donald R. Dancer	Executive Vice President & Secretary
Date		Name	Title

(1)	Form 25 and attached Notice will be considered in compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

SEC 1654 (03-06)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

January 3, 2007

NYSE Arca, Inc.

NYSE Arca Equities, Inc.

100 South Wacker Drive

Chicago, Illinois 60606

Re:          International Rectifier Corporation’s Notice of Intent

to Voluntary Delist from NYSE Arca, Inc.

Ladies and Gentlemen:

In accordance with NYSE Arca Equities, Inc. Rul5.4(b), International Rectifier (the “Company”) hereby notifies NYSE Arca, Inc. (NYSE Arca) that it intends to voluntarily withdraw its common stock, par value $1.00 per share, ticker symbol IRF, from listing on NYSE Arca.  The Company determined that it is in the best interests of International Rectifier and its stockholders that International Rectifier withdraws the listing of its common stock from NYSE Arca in order to reduce duplicative administrative burdens and costs.  International Rectifier’s common stock continues to be listed on the New York Stock Exchange, its principal listing exchange.

International Rectifier also hereby gives permission to NYSE Arca to include the Company in a press release to be published by NYSE Arca on January 8, 2007, on behalf of a group of dually listed companies voluntarily delisting.  International Rectifier acknowledges that it will not file a Form 25 with the Securities and Exchange Commission before January 18, 2007.

Please call our company contact, Portia Switzer, at 310.726.8254, if you should have any questions.

Sincerely,

/s/ Donald R. Dancer
Donald R. Dancer
Executive Vice President and General Counsel
International Rectifier Corporation